As filed with the Securities and Exchange Commission on May 4, 2009	OMB APPROVAL
Registration No. 33-00371	OMB Number: 3235-0336 Expires: February 28, 2011 Estimated average burden hours per response . . . . .522.8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     / X /

PRE-EFFECTIVE AMENDMENT NO.      1          / X /

POST-EFFECTIVE AMENDMENT NO. ___        /     /

OPPENHEIMER DISCOVERY FUND

(Exact Name of Registrant as Specified in Charter)

6803 South Tucson Way, Centennial, Colorado 80112-3924

 (Address of Principal Executive Offices)

303-768-3200

(Registrant's Area Code and Telephone Number)

Robert G. Zack, Esq.
Executive Vice President & General Counsel
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10148
(212) 323-0250

(Name and Address of Agent for Service)

As soon as practicable after the Registration Statement becomes effective.

(Approximate Date of Proposed Public Offering)

Title of Securities Being Registered: Class A, Class B, Class C, Class N and Class Y shares of Oppenheimer Discovery Fund

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Part A is incorporated herein by reference from the Registration Statement filed on April 29, 2009. Parts B and C are being amended to add the Notes to the pro forma financial statements that were filed on April 29, 2009.

STATEMENT OF ADDITIONAL INFORMATION

TO PROSPECTUS AND PROXY STATEMENT
OF
OPPENHEIMER DISCOVERY FUND

PART B

Acquisition of the Assets of

OPPENHEIMER MIDCAP FUND

By and in exchange for Shares of
OPPENHEIMER DISCOVERY FUND

This Statement of Additional Information to this Prospectus and Proxy Statement (the "SAI") relates specifically to the proposed delivery of substantially all of the assets of Oppenheimer MidCap Fund ("MidCap Fund") for Class A, Class B, Class C, Class N and Class Y shares of Oppenheimer Discovery Fund ("Discovery Fund") (the "Reorganization").

This SAI consists of this Cover Page and the following documents which are incorporated into this SAI by reference: (i) the Statement of Additional Information of MidCap Fund dated February 27, 2009; (ii) the annual report of MidCap Fund which includes audited financial statements of MidCap Fund and Management's Discussion of Fund Performance for the 12-month period ended October 31, 2008; (iii) the Statement of Additional Information of Discovery Fund dated January 28, 2009; (iv) the annual report of Discovery Fund, which includes the audited financial statements of Discovery Fund and Management's Discussion of Fund Performance for the 12-month period ended September 30, 2008; and the semi-annual report of Discovery Fund dated March 31, 2009.

This SAI is not a Prospectus; you should read this SAI in conjunction with the combined Prospectus and Proxy Statement dated June 1, 2009 relating to the Reorganization. You can request a copy of the Prospectus and Proxy Statement by writing OppenheimerFunds Services at P.O. Box 5270, Denver, Colorado 80217, by visiting the website at www.oppenheimerfunds.com or by calling toll-free 1.800.647.1963. The date of this SAI is June 1, 2009.

PRO FORMA FINANCIAL STATEMENTS

     Shown below are pro forma financial statements for the combined Discovery Fund, assuming the Reorganization had been consummated as of March 31, 2009. The first table presents pro forma Statements of Assets and Liabilities for the combined Discovery Fund. The second table presents pro forma Statements of Operations for the combined Discovery Fund. The third table presents a pro forma Statement of Investments for the combined Discovery Fund.

     The pro forma Statement of Investments and Statement of Assets and Liabilities reflect the combined financial position of MidCap Fund and Discovery Fund for the year ended March 31, 2009. The pro forma statement of operations reflects the combined results of operations of MidCap Fund and Discovery Fund at March 31, 2009. The pro forma combined financial statements may not necessarily be representative of what the actual combined financial statements would have been had the Reorganization occurred at March 31, 2009. The historical cost of investment securities will be carried forward to the surviving entity and results of operations of MidCap Fund for pre-combination periods will not be restated. The pro forma statement of investments and statements of assets and liabilities and operations should be read in conjunction with the historical financial statements of the Funds incorporated by reference in the Statements of Additional Information for each Fund.

PRO FORMA COMBINING STATEMENTS OF ASSETS AND LIABILITIES MARCH 31, 2009

(UNAUDITED)

OPPENHEIMER DISCOVERY FUND AND OPPENHEIMER MIDCAP FUND

                                                                                                     PRO FORMA
                                                    OPPENHEIMER      OPPENHEIMER                        COMBINED
                                                     DISCOVERY          MIDCAP        PRO FORMA       OPPENHEIMER
                                                        FUND             FUND        ADJUSTMENTS     DISCOVERY FUND
                                                   -------------   ---------------   -----------    ---------------

ASSETS:
Investments, at value - see accompanying
   statement of investments:
   Unaffiliated Companies (cost $377,124,681,
      $444,052,487 and $821,177,168)               $ 367,968,915   $   374,995,735           --     $   742,964,650
   Affiliated Companies (cost $19,935,536,
      $18,235,898 and $38,171,434)                    19,935,536        18,235,898           --          38,171,434
Cash                                                     546,591           521,897           --           1,068,488
Receivables and other assets:
   Investments sold                                    5,967,680         2,441,126           --           8,408,806
   Shares of beneficial interest sold                    297,865           501,895           --             799,760
   Dividends                                              19,300           105,664           --             124,964
   Due from Manager                                           --                --   $2,508,205(1)        2,508,205
   Other                                                  47,379            36,571           --              83,950
                                                   -------------   ---------------   ----------     ---------------
Total assets                                         394,783,266       396,838,786    2,508,205         794,130,257
                                                   -------------   ---------------   ----------     ---------------
LIABILITIES:
Payables and other liabilities:
   Investments purchased                               7,711,015         3,099,405           --          10,810,420
   Shares of beneficial interest redeemed              1,228,535           625,191           --           1,853,726
   Distributions and service plan fees                   226,171           150,162           --             376,333
   Trustees' compensation                                165,028           187,317           --             352,345
   Shareholder communications                             84,282           157,820           --             242,102
   Transfer and shareholder servicing agent fees          77,203           133,732           --             210,935
   Other                                                  29,340            32,526           --              61,866
                                                   -------------   ---------------   ----------     ---------------
Total liabilities                                      9,521,574         4,386,153           --          13,907,727
                                                   -------------   ---------------   ----------     ---------------
NET ASSETS                                         $ 385,261,692   $   392,452,633   $2,508,205     $   780,222,530
                                                   =============   ===============   ==========     ===============
COMPOSITION OF NET ASSETS:
Par value of shares of capital stock               $      12,346   $          --     $   12,773     $        25,119
Additional paid-in capital                           535,166,938     1,494,678,410      (12,773)      2,029,832,575
Accumulated net investment gain (loss)                (2,245,901)       (2,159,213)   2,508,205(1)       (1,896,909)
Accumulated net realized loss from investments      (138,515,926)   (1,031,009,812)          --      (1,169,525,738)
Net unrealized depreciation on investments            (9,155,765)      (69,056,752)          --         (78,212,517)
                                                   -------------   ---------------   ----------     ---------------
NET ASSETS                                         $ 385,261,692   $   392,452,633   $2,508,205     $   780,222,530
                                                   =============   ===============   ==========     ===============

PRO FORMA COMBINING STATEMENTS OF ASSETS AND LIABILITIES MARCH 31, 2009

(UNAUDITED)

OPPENHEIMER DISCOVERY FUND AND OPPENHEIMER MIDCAP FUND

                                                                                           PRO FORMA
                                                OPPENHEIMER    OPPENHEIMER                    COMBINED
                                                 DISCOVERY       MIDCAP       PRO FORMA      OPPENHEIMER
                                                   FUND           FUND       ADJUSTMENTS   DISCOVERY FUND
                                               ------------   ------------   -----------   --------------

NET ASSET VALUE PER SHARE
OUTSTANDING SHARES
Class A Shares                                    9,829,076     24,618,175     7,503,752      17,332,828(2)
Class B Shares                                      941,333      5,716,348     1,853,821       2,795,154(2)
Class C Shares                                      839,535      5,425,377     1,722,530       2,562,065(2)
Class N Shares                                      207,607      1,456,845       446,213         653,820(2)
Class Y Shares                                      528,913      4,076,425     1,246,280       1,775,193(2)
NET ASSETS
Class A Shares                                 $311,897,745   $238,072,918    $1,778,204    $551,748,866(2)
Class B Shares                                 $ 25,815,710   $ 50,827,403    $  251,593    $ 76,894,706(2)
Class C Shares                                 $ 23,508,102   $ 48,229,720    $  224,721    $ 71,962,543(2)
Class N Shares                                 $  6,429,029   $ 13,819,765    $   63,606    $ 20,312,400(2)
Class Y Shares                                 $ 17,611,106   $ 41,502,827    $  190,082    $ 59,304,015(2)
NET ASSET VALUE PER SHARE
Class A Shares                                 $      31.73   $       9.67    $     0.10    $      31.83(2)
Class A Shares - Maximum offering price (net
   asset value plus sales charge of 5.75% of
   maximum offering price)                     $      33.67   $      10.26    $     0.10    $      33.77(2)
Class B Shares                                 $      27.42   $       8.89    $     0.09    $      27.51(2)
Class C Shares                                 $      28.00   $       8.89    $     0.09    $      28.09(2)
Class N Shares                                 $      30.97   $       9.49    $     0.10    $      31.07(2)
Class Y Shares                                 $      33.30   $      10.18    $     0.11    $      33.41(2)

(1)	Adjustment to reflect the management fees using Discovery’s management fee schedule.

(2)	Oppenheimer MidCap Fund Class A shares will be exchanged for Oppenheimer Discovery Fund Class A shares.

Oppenheimer MidCap Fund Class B shares will be exchanged for Oppenheimer Discovery Fund Class B shares.

Oppenheimer MidCap Fund Class C shares will be exchanged for Oppenheimer Discovery Fund Class C shares.

Oppenheimer MidCap Fund Class N shares will be exchanged for Oppenheimer Discovery Fund Class N shares.

Oppenheimer MidCap Fund Class Y shares will be exchanged for Oppenheimer Discovery Fund Class Y shares.

PRO FORMA COMBINING STATEMENTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2009

(UNAUDITED)

OPPENHEIMER DISCOVERY FUND AND OPPENHEIMER MIDCAP FUND

                                                                                             PRO FORMA
                                                 OPPENHEIMER   OPPENHEIMER                      COMBINED
                                                  DISCOVERY       MIDCAP      PRO FORMA        OPPENHEIMER
                                                     FUND          FUND      ADJUSTMENTS     DISCOVERY FUND
                                                 -----------   -----------   -----------     --------------

INVESTMENT INCOME:
Dividends:
   Unaffiliated companies (net of foreign
      withholding taxes of $14,314, $12,509
      and $26,823)                               $1,383,965    $ 2,098,413            --       $ 3,482,378
   Affiliated companies                             679,462        396,811            --         1,076,273
Interest                                             15,415         11,306            --            26,721
Other income                                         47,225         86,476            --           133,701
                                                 ----------    -----------   -----------       -----------
Total investment income                           2,126,067      2,593,006            --         4,719,073
                                                 ----------    -----------   -----------       -----------
EXPENSES:
Management fees                                   3,970,423      4,378,486   $(2,508,205)(1)     5,840,704
Distribution and service plan fees:
   Class A                                        1,057,589        948,366            --         2,005,955
   Class B                                          417,948        861,968            --         1,279,916
   Class C                                          309,656        760,382            --         1,070,038
   Class N                                           40,875        110,697            --           151,572
Transfer and shareholder servicing agent fees:
   Class A                                        1,431,949      2,226,122            --         3,658,071
   Class B                                          172,519        410,127            --           582,646
   Class C                                          135,899        417,182            --           553,081
   Class N                                           37,897        121,029            --           158,926
   Class Y                                           92,047         22,800            --           114,847
Shareholder communications:
   Class A                                          186,473        186,666            --           373,139
   Class B                                           41,695         80,925            --           122,620
   Class C                                           14,785         30,988            --            45,773
   Class N                                            2,226          4,183            --             6,409
   Class Y                                               --            781            --               781
Trustees' compensation                               22,434         31,904            --            54,338
Custodian fees and expenses                           3,455         13,818            --            17,273
Other                                                34,059         63,025            --            97,084
                                                 ----------    -----------   -----------       -----------
Total Expenses                                    7,971,929     10,669,449    (2,508,205)       16,133,173
Less reduction to custodian expenses                 (2,425)        (1,043)           --            (3,468)
Less waivers and reimbursements of expenses        (259,394)    (1,260,226)           --        (1,519,620)
                                                 ----------    -----------   -----------       -----------
Net Expenses                                      7,710,110      9,408,180    (2,508,205)       14,610,085
                                                 ----------    -----------   -----------       -----------

(1)	Adjustment to reflect the management fees using Discovery’s management fee schedule.

PRO FORMA COMBINING STATEMENTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2009

(UNAUDITED)

                                                                                               PRO FORMA
                                                 OPPENHEIMER     OPPENHEIMER                     COMBINED
                                                  DISCOVERY         MIDCAP       PRO FORMA      OPPENHEIMER
                                                     FUND            FUND       ADJUSTMENTS   DISCOVERY FUND
                                                -------------   -------------   -----------   --------------

NET INVESTMENT INCOME (LOSS)                    $  (5,584,043)  $  (6,815,174)   $2,508,205   $  (9,891,012)
                                                -------------   -------------    ----------   -------------
REALIZED AND UNREALIZED GAIN (LOSS):
Net realized loss on investments from
   unaffiliated companies                        (112,035,899)   (287,523,892)           --    (399,559,791)
                                                -------------   -------------    ----------   -------------
Net change in unrealized appreciation
   (depreciation) on investments                  (94,815,285)    (41,207,584)           --    (136,022,869)
                                                -------------   -------------    ----------   -------------
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                       $(212,435,227)  $(335,546,650)   $2,508,205   $(545,473,672)
                                                =============   =============    ==========   =============

PRO FORMA COMBINING STATEMENTS OF CHANGES FOR THE YEAR ENDED MARCH 31, 2009

(UNAUDITED)

OPPENHEIMER DISCOVERY FUND AND OPPENHEIMER MIDCAP FUND

                                                                                               PRO FORMA
                                                 OPPENHEIMER     OPPENHEIMER                     COMBINED
                                                  DISCOVERY        MIDCAP        PRO FORMA      OPPENHEIMER
                                                    FUND            FUND        ADJUSTMENTS   DISCOVERY FUND
                                                -------------   -------------   -----------   --------------

OPERATIONS
Net investment income (loss)                    $  (5,584,043)  $  (6,815,174)   $2,508,205   $   (9,891,012)
Net realized loss                                (112,035,899)   (287,523,892)           --     (399,559,791)
Net unrealized change in unrealized
   appreciation (depreciation)                    (94,815,285)    (41,207,584)           --     (136,022,869)
                                                -------------   -------------    ----------   --------------
Net increase (decrease) in net assets
   resulting from operations                     (212,435,227)   (335,546,650)    2,508,205     (545,473,672)
DIVIDENDS AND/OR DISTRIBUTIONS TO
   SHAREHOLDERS
DIVIDENDS FROM NET INVESTMENT INCOME:
   Class A                                                 --              --            --               --
   Class B                                                 --              --            --               --
   Class C                                                 --              --            --               --
   Class N                                                 --              --            --               --
   Class Y                                                 --              --            --               --
                                                -------------   -------------    ----------   --------------
                                                           --              --                             --
DISTRIBUTIONS FROM NET REALIZED GAIN:
   Class A                                         (5,609,909)             --            --       (5,609,909)
   Class B                                           (554,779)             --            --         (554,779)
   Class C                                           (450,524)             --            --         (450,524)
   Class N                                           (110,179)             --            --         (110,179)
   Class Y                                           (427,652)             --            --         (427,652)
                                                -------------   -------------    ----------   --------------
                                                   (7,153,043)             --            --       (7,153,043)
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM BENEFICIAL INTEREST
   TRANSACTIONS:
   Class A                                        (26,826,135)    (24,092,402)           --      (50,918,537)
   Class B                                        (15,656,529)    (24,082,510)           --      (39,739,039)
   Class C                                          1,026,660     (10,979,581)           --       (9,952,921)
   Class N                                            607,807      (3,452,902)           --       (2,845,095)
   Class Y                                          7,456,181      15,444,606            --       22,900,787
                                                -------------   -------------    ----------   --------------
                                                  (33,392,016)    (47,162,789)           --      (80,554,805)
NET ASSETS
Total increase (decrease)                        (252,980,286)   (382,709,439)    2,508,205     (633,181,520)
                                                -------------   -------------    ----------   --------------
Beginning of period                               638,241,978     775,162,072            --    1,413,404,050
End of period                                   $ 385,261,692   $ 392,452,633    $2,508,205   $  780,222,530
                                                =============   =============    ==========   ==============

PRO FORMA COMBINING STATEMENTS OF INVESTMENTS MARCH 31, 2009 (UNAUDITED)
OPPENHEIMER DISCOVERY FUND AND OPPENHEIMER MIDCAP FUND

                                              OPPENHEIMER  OPPENHEIMER               OPPENHEIMER  OPPENHEIMER
                                                      DISCOVERY      MIDCAP     COMBINED     DISCOVERY      MIDCAP       COMBINED
                                                         FUND         FUND      PROFORMA       FUND          FUND        PROFORMA
                                                        SHARES       SHARES      SHARES        VALUE        VALUE          VALUE
                                                     -----------  -----------  ----------  ------------  ------------  ------------

COMMON STOCKS--95.2%
CONSUMER DISCRETIONARY--13.9%
DIVERSIFIED CONSUMER SERVICES--4.4%
American Public Education, Inc.(1)                       188,151            0     188,151     7,913,631             0     7,913,631
Capella Education Co.(1)                                  50,953            0      50,953     2,700,509             0     2,700,509
DeVry, Inc.                                                    0       85,900      85,900             0     4,138,662     4,138,662
Grand Canyon Education, Inc.(1)                          150,300            0     150,300     2,594,178             0     2,594,178
ITT Educational Services, Inc.(1)                              0       26,400      26,400             0     3,205,488     3,205,488
Strayer Education, Inc.                                   48,900       27,600      76,500     8,795,643     4,964,412    13,760,055
                                                                                           ------------  ------------  ------------
                                                                                             22,003,961    12,308,562    34,312,523
HOTELS, RESTAURANTS & LEISURE--2.9%
Buffalo Wild Wings, Inc.(1)                               78,600            0      78,600     2,875,188             0     2,875,188
Burger King Holdings, Inc.                                     0      569,700     569,700             0    13,074,615    13,074,615
Darden Restaurants, Inc.                                       0       54,800      54,800             0     1,877,448     1,877,448
Panera Bread Co., Cl. A(1)                                85,400            0      85,400     4,773,860             0     4,773,860
                                                                                           ------------  ------------  ------------
                                                                                              7,649,048    14,952,063    22,601,111
MEDIA--1.8%
Cablevision Systems Corp. New York Group, Cl. A                0      702,900     702,900             0     9,095,526     9,095,526
Liberty Media Corp.-Entertainment, Series A(1)                 0      241,800     241,800             0     4,823,910     4,823,910
                                                                                           ------------  ------------  ------------
                                                                                                      0    13,919,436    13,919,436
MULTILINE RETAIL--1.6%
Dollar Tree, Inc.(1)                                     125,100      152,400     277,500     5,573,205     6,789,420    12,362,625
SPECIALTY RETAIL--2.6%
Aaron Rents, Inc.                                        118,300            0     118,300     3,153,878             0     3,153,878
Aeropostale, Inc.(1)                                      74,500            0      74,500     1,978,720             0     1,978,720
GameStop Corp., Cl. A(1)                                       0      256,700     256,700             0     7,192,734     7,192,734
O'Reilly Automotive, Inc.(1)                                   0      112,200     112,200             0     3,928,122     3,928,122
Urban Outfitters, Inc.(1)                                130,400      133,400     263,800     2,134,648     2,183,758     4,318,406
                                                                                           ------------  ------------  ------------
                                                                                              7,267,246    13,304,614    20,571,860
TEXTILES, APPAREL & LUXURY GOODS--0.6%
Polo Ralph Lauren Corp., Cl. A                                 0      102,600     102,600             0     4,334,850     4,334,850
CONSUMER STAPLES--4.3%
FOOD PRODUCTS--3.1%
American Italian Pasta Co.(1)                             56,700            0      56,700     1,973,727             0     1,973,727
Diamond Foods, Inc.                                      172,300            0     172,300     4,812,339             0     4,812,339

Flowers Foods, Inc.                                      238,800      234,100     472,900     5,607,024     5,496,668    11,103,692
TreeHouse Foods, Inc.(1)                                 216,500            0     216,500     6,233,035             0     6,233,035
                                                                                           ------------  ------------  ------------
                                                                                             18,626,125     5,496,668    24,122,793
PERSONAL PRODUCTS--1.2%
Alberto-Culver Co.                                       124,500            0     124,500     2,814,945             0     2,814,945
Chattem, Inc.(1)                                          84,349       35,400     119,749     4,727,761     1,984,170     6,711,931
                                                                                           ------------  ------------  ------------
                                                                                              7,542,706     1,984,170     9,526,876
ENERGY--8.1%
ENERGY EQUIPMENT & SERVICES--3.2%
Atwood Oceanics, Inc.(1)                                 105,700            0     105,700     1,753,563             0     1,753,563
Cameron International Corp.(1)                                 0      228,000     228,000             0     5,000,040     5,000,040
Core Laboratories NV                                      37,100            0      37,100     2,714,236             0     2,714,236
IHS, Inc., Cl. A(1)                                      113,910      211,500     325,410     4,690,814     8,709,570    13,400,384
Willbros Group, Inc.(1)                                  232,151            0     232,151     2,251,865             0     2,251,865
                                                                                           ------------  ------------  ------------
                                                                                             11,410,478    13,709,610    25,120,088
OIL, GAS & CONSUMABLE FUELS--4.9%
Arena Resources, Inc.(1)                                 172,267            0     172,267     4,389,363             0     4,389,363
Carrizo Oil & Gas, Inc.(1)                               277,793            0     277,793     2,466,802             0     2,466,802
Concho Resources, Inc.(1)                                 92,000       72,800     164,800     2,354,280     1,862,952     4,217,232
Petrohawk Energy Corp.(1)                                263,800      498,100     761,900     5,072,874     9,578,463    14,651,337
Range Resources Corp.                                          0      309,600     309,600             0    12,743,136    12,743,136
                                                                                           ------------  ------------  ------------
                                                                                             14,283,319    24,184,551    38,467,870
FINANCIALS--8.6%
CAPITAL MARKETS--4.2%
Affiliated Managers Group, Inc.(1)                             0      121,200     121,200             0     5,055,252     5,055,252
Eaton Vance Corp.                                              0      195,900     195,900             0     4,476,315     4,476,315
Greenhill & Co., Inc.                                     49,812            0      49,812     3,678,616             0     3,678,616
Lazard Ltd., Cl. A                                             0      268,100     268,100             0     7,882,140     7,882,140
optionsXpress Holdings, Inc.                             165,677            0     165,677     1,883,747             0     1,883,747
Stifel Financial Corp.(1)                                117,888            0     117,888     5,105,729             0     5,105,729
Waddell & Reed Financial, Inc., Cl. A                    238,600            0     238,600     4,311,502             0     4,311,502
                                                                                           ------------  ------------  ------------
                                                                                             14,979,594    17,413,707    32,393,301
COMMERCIAL BANKS--0.5%
Signature Bank(1)                                        144,379            0     144,379     4,075,819             0     4,075,819
DIVERSIFIED FINANCIAL SERVICES--1.6%
IntercontinentalExchange, Inc.(1)                              0       63,300      63,300             0     4,713,951     4,713,951
MSCI, Inc., Cl. A(1)                                     186,740      277,460     464,200     3,157,773     4,691,849     7,849,622
                                                                                           ------------  ------------  ------------
                                                                                              3,157,773     9,405,800    12,563,573
INSURANCE--1.2%
RenaissanceRe Holdings Ltd.                               88,700      103,100     191,800     4,385,328     5,097,264     9,482,592
REAL ESTATE INVESTMENT TRUSTS--0.5%
Digital Realty Trust, Inc.                               110,500            0     110,500     3,666,390             0     3,666,390

THRIFTS & MORTGAGE FINANCE--0.6%
Dime Community Bancshares, Inc.                          193,309            0     193,309     1,813,238             0     1,813,238
Hudson City Bancorp, Inc.                                      0      264,500     264,500             0     3,092,005     3,092,005
                                                                                           ------------  ------------  ------------
                                                                                              1,813,238     3,092,005     4,905,243
HEALTH CARE--21.3%
BIOTECHNOLOGY--3.7%
Alexion Pharmaceuticals, Inc.(1)                         222,600      213,000     435,600     8,383,116     8,021,580    16,404,696
Cephalon, Inc.(1)                                              0       86,900      86,900             0     5,917,890     5,917,890
Genomic Health, Inc.(1)                                  115,946            0     115,946     2,826,763             0     2,826,763
Myriad Genetics, Inc.(1)                                       0       73,400      73,400             0     3,337,498     3,337,498
                                                                                           ------------  ------------  ------------
                                                                                             11,209,879    17,276,968    28,486,847
HEALTH CARE EQUIPMENT & SUPPLIES--8.2%
ABIOMED, Inc.(1)                                         255,859            0     255,859     1,253,709             0     1,253,709
Bard (C.R.), Inc.                                              0      132,600     132,600             0    10,570,872    10,570,872
Edwards Lifesciences Corp.(1)                                  0      159,400     159,400             0     9,664,422     9,664,422
Haemonetics Corp.(1)                                     113,977       57,600     171,577     6,277,853     3,172,608     9,450,461
IDEXX Laboratories, Inc.(1)                                    0       88,100      88,100             0     3,046,498     3,046,498
Immucor, Inc.(1)                                          87,600            0      87,600     2,203,140             0     2,203,140
Masimo Corp.(1)                                          186,799            0     186,799     5,413,435             0     5,413,435
Meridian Bioscience, Inc.                                188,293            0     188,293     3,411,869             0     3,411,869
Neogen Corp.(1)                                          104,902            0     104,902     2,290,011             0     2,290,011
NuVasive, Inc.(1)                                        216,281      176,600     392,881     6,786,898     5,541,708    12,328,606
Thoratec Corp.(1)                                        158,600            0     158,600     4,074,434             0     4,074,434
                                                                                           ------------  ------------  ------------
                                                                                             31,711,349    31,996,108    63,707,457
HEALTH CARE PROVIDERS & SERVICES--4.3%
Bio-Reference Laboratories, Inc.(1)                      145,196            0     145,196     3,036,048             0     3,036,048
CardioNet, Inc.(1)                                       182,000            0     182,000     5,106,920             0     5,106,920
Genoptix, Inc.(1)                                        217,253            0     217,253     5,926,662             0     5,926,662
Hanger Orthopedic Group, Inc.(1)                         174,200            0     174,200     2,308,150             0     2,308,150
HMS Holdings Corp.(1)                                    222,176            0     222,176     7,309,590             0     7,309,590
PSS World Medical, Inc.(1)                               249,300            0     249,300     3,577,455             0     3,577,455
Schein (Henry), Inc.(1)                                        0      107,100     107,100             0     4,285,071     4,285,071
Sun Healthcare Group, Inc.(1)                            256,100            0     256,100     2,161,484             0     2,161,484
                                                                                           ------------  ------------  ------------
                                                                                             29,426,309     4,285,071    33,711,380
HEALTH CARE TECHNOLOGY--0.5%
athenahealth, Inc.(1)                                    145,392            0     145,392     3,505,401             0     3,505,401
LIFE SCIENCES TOOLS & SERVICES--2.8%
Covance, Inc.(1)                                               0       85,300      85,300             0     3,039,239     3,039,239
ICON plc, Sponsored ADR(1)                               135,778            0     135,778     2,192,815             0     2,192,815
Illumina, Inc.(1)                                        135,900      200,205     336,105     5,060,916       7455634    12,516,550
Luminex Corp.(1)                                         232,900            0     232,900     4,220,148             0     4,220,148
                                                                                           ------------  ------------  ------------

                                                                                        11,473,879    10,494,873    21,968,752
PHARMACEUTICALS--1.8%
Perrigo Co.                                              158,200      175,700     333,900     3,928,106     4,362,631     8,290,737
Shire Ltd., ADR                                                0      163,000     163,000             0     5,858,220     5,858,220
                                                                                           ------------  ------------  ------------
                                                                                              3,928,106    10,220,851    14,148,957
INDUSTRIALS--13.1%
AEROSPACE & DEFENSE--1.7%
Aerovironment, Inc.(1)                                   122,874            0     122,874     2,568,067             0     2,568,067
American Science & Engineering, Inc.                      39,400            0      39,400     2,198,520             0     2,198,520
Axsys Technologies, Inc.(1)                               77,231            0      77,231     3,246,791             0     3,246,791
Curtiss-Wright Corp.                                           0       87,700      87,700             0     2,459,985     2,459,985
Rockwell Collins, Inc.                                         0       85,400      85,400             0     2,787,456     2,787,456
                                                                                           ------------  ------------  ------------
                                                                                              8,013,378     5,247,441    13,260,819
AIR FREIGHT & LOGISTICS--1.4%
C.H. Robinson Worldwide, Inc.                                  0      160,900     160,900             0     7,338,649     7,338,649
Expeditors International of Washington, Inc.                   0      135,200     135,200             0     3,824,808     3,824,808
                                                                                           ------------  ------------  ------------
                                                                                                      0    11,163,457    11,163,457
COMMERCIAL SERVICES & SUPPLIES--7.9%
Clean Harbors, Inc.(1)                                   159,442       96,700     256,142     7,653,216     4,641,600    12,294,816
Copart, Inc.(1)                                           60,600       62,300     122,900     1,797,396     1,847,818     3,645,214
FTI Consulting, Inc.(1)                                   61,200       94,700     155,900     3,028,176     4,685,756     7,713,932
ICF International, Inc.(1)                               102,925            0     102,925     2,364,187             0     2,364,187
Stericycle, Inc.(1)                                      209,500      264,500     474,000     9,999,435    12,624,585    22,624,020
Tetra Tech, Inc.(1)                                      125,000            0     125,000     2,547,500             0     2,547,500
Waste Connections, Inc.(1)                               228,835      172,500     401,335     5,881,060     4,433,250    10,314,310
                                                                                           ------------  ------------  ------------
                                                                                             33,270,970    28,233,009    61,503,979
CONSTRUCTION & ENGINEERING--1.4%
Aecom Technology Corp.(1)                                126,203            0     126,203     3,291,374             0     3,291,374
Quanta Services, Inc.(1)                                 131,400      242,000     373,400     2,818,530     5,190,900     8,009,430
                                                                                           ------------  ------------  ------------
                                                                                              6,109,904     5,190,900    11,300,804
TRANSPORTATION INFRASTRUCTURE--0.7%
Aegean Marine Petroleum Network, Inc.                    320,700            0     320,700     5,371,725             0     5,371,725
INFORMATION TECHNOLOGY--21.2%
COMMUNICATIONS EQUIPMENT--1.2%
F5 Networks, Inc.(1)                                      93,700            0      93,700     1,963,015             0     1,963,015
Neutral Tandem, Inc.(1)                                  226,530            0     226,530     5,574,903             0     5,574,903
Riverbed Technology, Inc.(1)                             147,100            0     147,100     1,924,068             0     1,924,068
                                                                                           ------------  ------------  ------------
                                                                                              9,461,986             0     9,461,986
COMPUTERS & PERIPHERALS--0.7%
NetApp, Inc.(1)                                                0      377,600     377,600             0     5,603,584     5,603,584
ELECTRONIC EQUIPMENT & INSTRUMENTS--2.2%
Amphenol Corp., Cl. A                                          0      331,300     331,300             0     9,438,737     9,438,737

FLIR Systems, Inc.(1)                                    215,156      180,000     395,156     4,406,395     3,686,400     8,092,795
                                                                                           ------------  ------------  ------------
                                                                                              4,406,395    13,125,137    17,531,532

INTERNET SOFTWARE & SERVICES--2.6%
Baidu, Inc., ADR(1)                                            0       10,600      10,600             0     1,871,960     1,871,960
comScore, Inc.(1)                                        161,500            0     161,500     1,952,535             0     1,952,535
Equinix, Inc.(1)                                          92,300      122,300     214,600     5,182,645     6,867,145    12,049,790
VistaPrint Ltd.(1)                                        71,500            0      71,500     1,965,535             0     1,965,535
Vocus, Inc.(1)                                           151,967            0     151,967     2,019,641             0     2,019,641
                                                                                           ------------  ------------  ------------
                                                                                             11,120,356     8,739,105    19,859,461
IT SERVICES--2.6%
Cognizant Technology Solutions Corp.(1)                        0      282,900     282,900             0     5,881,491     5,881,491
ManTech International Corp.(1)                            98,200            0      98,200     4,114,580             0     4,114,580
SAIC, Inc.(1)                                                  0      559,100     559,100             0    10,438,397    10,438,397
                                                                                           ------------  ------------  ------------
                                                                                              4,114,580    16,319,888    20,434,468
SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT--3.5%
Cavium Networks, Inc.(1)                                 224,600            0     224,600     2,591,884             0     2,591,884
Lam Research Corp.(1)                                          0      157,300     157,300             0     3,581,721     3,581,721
MEMC Electronic Materials, Inc.(1)                             0      110,800     110,800             0     1,827,092     1,827,092
Monolithic Power Systems, Inc.(1)                        296,561            0     296,561     4,596,696             0     4,596,696
Netlogic Microsystems, Inc.(1)                           156,000            0     156,000     4,286,880             0     4,286,880
Power Integrations, Inc.                                 135,700            0     135,700     2,334,040             0     2,334,040
Silicon Laboratories, Inc.(1)                            142,400            0     142,400     3,759,360             0     3,759,360
Varian Semiconductor Equipment Associates, Inc.(1)       191,600            0     191,600     4,150,056             0     4,150,056
                                                                                           ------------  ------------  ------------
                                                                                             21,718,916     5,408,813    27,127,729
SOFTWARE--8.4%
Ansys, Inc.(1)                                           156,996      338,300     495,296     3,940,600     8,491,330    12,431,930
Ariba, Inc.(1)                                           506,900            0     506,900     4,425,237             0     4,425,237
Blackboard, Inc.(1)                                      121,212            0     121,212     3,847,269             0     3,847,269
FactSet Research Systems, Inc.                            55,100      167,550     222,650     2,754,449     8,375,825    11,130,274
Longtop Financial Technologies Ltd., ADR(1)              101,526            0     101,526     2,155,397             0     2,155,397
Macrovision Solutions Corp.(1)                                 0      529,105     529,105             0     9,412,778     9,412,778
Nuance Communications, Inc.(1)                           326,800            0     326,800     3,549,048             0     3,549,048
Salesforce.com, Inc.(1)                                        0      194,400     194,400             0     6,362,712     6,362,712
Solera Holdings, Inc.(1)                                 342,000            0     342,000     8,474,760             0     8,474,760
Sybase, Inc.(1)                                          124,600            0     124,600     3,774,134             0     3,774,134
                                                                                           ------------  ------------  ------------
                                                                                             32,920,894    32,642,645    65,563,539
MATERIALS--2.0%
CHEMICALS--1.5%
Airgas, Inc.                                                   0       86,100      86,100             0     2,911,041     2,911,041
Intrepid Potash, Inc.(1)                                 132,380      124,230     256,610     2,442,411     2,292,044     4,734,455

Lubrizol Corp. (The)                                           0      122,600     122,600             0     4,169,626     4,169,626
                                                                                           ------------  ------------  ------------
                                                                                              2,442,411     9,372,711    11,815,122
CONTAINERS & PACKAGING--0.5%
Rock-Tenn Co., Cl. A                                     138,500            0     138,500     3,746,425             0     3,746,425
TELECOMMUNICATION SERVICES--2.1%
WIRELESS TELECOMMUNICATION SERVICES--2.1%
American Tower Corp.(1)                                        0      187,900     187,900             0     5,717,797     5,717,797
SBA Communications Corp.(1)                              325,400      131,400     456,800     7,581,822     3,061,619    10,643,441
                                                                                           ------------  ------------  ------------
                                                                                              7,581,822     8,779,416    16,361,238
UTILITIES--0.6%
GAS UTILITIES--0.6%
Questar Corp.                                                  0      166,600     166,600             0     4,903,038     4,903,038
                                                                                           ------------  ------------  ------------
Total Common Stocks (Cost $377,124,681, Cost
   $444,052,487, Combined $821,177,168)                                                     367,968,915   374,995,735   742,964,650

INVESTMENT COMPANY--4.9%
Oppenheimer Institutional Money Market Fund, Cl.
   E, 0.80%(2,3) (Cost $19,935,536, Cost
   $18,235,898, Combined $38,171,434)                 19,935,536   18,235,898  38,171,434    19,935,536    18,235,898    38,171,434
TOTAL INVESTMENTS, AT VALUE (COST $397,060,217,
   COST $462,288,385, COMBINED $859,348,602)               100.5        100.2       100.1   387,904,451   393,231,633   781,136,084
LIABILITIES IN EXCESS OF OTHER ASSETS                       (0.5)        (0.2)       (0.4)   (2,642,759)     (779,000)   (3,421,759)
PROFORMA ADJUSTMENT                                                                   0.3                                 2,508,205
                                                      ----------   ----------  ----------  ------------  ------------  ------------
NET ASSETS                                                 100.0%       100.0%      100.0% $385,261,692  $392,452,633  $780,222,530
                                                      ==========   ==========  ==========  ============  ============  ============

Footnotes to Statement of Investments

1.	Non-income producing security.

2.

Is or was an affiliate, as defined in the Investment Company Act of 1940, at or during the period ended March 31, 2009, by virtue of the Fund owning at least 5% of the voting securities of the issuer or as a result of the Fund and the issuer having the same investment adviser. Transactions during the period in which the issuer was an affiliate are as follows:

                                                      SHARES            GROSS         GROSS          SHARES
OPPENHEIMER DISCOVERY FUND                           SEPTEMBER 30, 2008    ADDITIONS     REDUCTIONS   MARCH 31, 2009
--------------------------                           ------------------   -----------   -----------   --------------

Oppenheimer Institutional Money Market Fund, Cl. E       27,382,050       124,236,830   131,683,344     19,935,536

                                                                                      VALUE          INCOME
                                                                                        -----------   --------------

Oppenheimer Institutional Money Market Fund, Cl. E                                      $19,935,536       $679,462

                                                      SHARES            GROSS         GROSS            SHARES
OPPENHEIMER MIDCAP FUND                              SEPTEMBER 30, 2008    ADDITIONS     REDUCTIONS   SEPTEMBER 30, 2008
-----------------------                              ------------------   -----------   -----------   ------------------

Oppenheimer Institutional Money Market Fund, Cl. E        9,905,967       107,671,007    99,341,076       18,235,898

                                                                                      VALUE            INCOME
                                                                                        -----------   ------------------

Oppenheimer Institutional Money Market Fund, Cl. E                                      $18,235,898         $396,811

3.     Rate shown is the 7-day yield as of March 31, 2009.

VALUATION INPUTS

Various data inputs are used in determining the value of each of the Funds’ investments as of the reporting period end. These data inputs are categorized in the following hierarchy under applicable financial accounting standards:

1)     Level 1-quoted prices in active markets for identical assets or liabilities (including securities actively traded on a securities exchange)

2)     Level 2-inputs other than quoted prices that are observable for the asset (such as quoted prices for similar assets and market corroborated inputs such as interest rates, prepayment speeds, credit risks, etc.)

3)     Level 3-unobservable inputs (including the Manager’s own judgments about assumptions that market participants would use in pricing the asset).

The market value of the Fund’s investments was determined based on the following inputs as of March 31, 2009:

                                           INVESTMENT        OTHER
OPPENHEIMER DISCOVERY FUND                          IN         FINANCIAL
VALUATION DESCRIPTION                           SECURITIES    INSTRUMENTS*
--------------------------                     ------------   ------------

Level 1--Quoted Prices                         $387,904,451        $0
Level 2--Other Significant Observable Inputs              0         0
Level 3--Significant Unobservable Inputs                  0         0
                                               ------------        --
                                               $387,904,451        $0
                                               ============        ==

                                           INVESTMENT        OTHER
OPPENHEIMER MIDCAP FUND                             IN         FINANCIAL
VALUATION DESCRIPTION                           SECURITIES    INSTRUMENTS*
-----------------------                        ------------   ------------

Level 1--Quoted Prices                         $393,231,633        $0
Level 2--Other Significant Observable Inputs              0         0
Level 3--Significant Unobservable Inputs                  0         0
                                               ------------        --
                                               $393,231,633        $0
                                               ============        ==

*	Other financial instruments include options written, currency contracts, futures, forwards and swap contracts. Currency contracts and forwards are reported at their unrealized appreciation/depreciation at measurement date, which represents the change in the contract’s value from trade date. Futures are reported at their variation margin at measurement date, which represents the amount due to/from the Fund at that date. Options written and swaps are reported at their market value at measurement date.

Reorganization between Oppenheimer MidCap Fund and Oppenheimer Discovery Fund Notes to Pro Forma Financial Statements March 31, 2009 (Unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

Oppenheimer MidCap Fund (“MidCap”) and Oppenheimer Discovery Fund (“Discovery”) (each individually a “Fund” and collectively the “Funds”), are registered under the Investment Company Act of 1940, as amended, as open-end management investment companies. The Funds’ investment adviser is OppenheimerFunds, Inc. (the “Manager”).

In April 2009, the Boards of Trustees of the Funds approved a plan of reorganization, which, subject to the approval of the shareholders of MidCap, will transfer substantially all of the assets of MidCap to Discovery, in exchange for an equal value of shares of Discovery and the assumption of certain liabilities, if any, described in the Reorganization Agreement. The shares of Discovery will then be distributed to MidCap shareholders, and MidCap will subsequently be liquidated. If the reorganization is approved by the shareholders of MidCap, those shareholders will no longer be shareholders of MidCap; instead, those shareholders will become shareholders of Discovery.

The reorganization is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. The unaudited pro forma combined financial statements are presented for informational purposes and may not be representative of what the actual combined financial statements would have been had the reorganization occurred at March 31, 2009. The unaudited pro forma combined statement of investments and combined statement of assets and liabilities reflect the financial position of MidCap and Discovery at March 31, 2009 under the assumption, which is currently believed to be accurate, that the Discovery investment portfolio will not be realigned in connection with the reorganization. The unaudited pro forma combined statement of operations and combined statement of changes reflect the results of operations of MidCap and Discovery for the twelve month period ended March 31, 2009. These statements were derived from the books and records of MidCap and Discovery under generally accepted accounting principles in the United States. The historical cost of investments from MidCap will be carried forward to Discovery. The accompanying pro forma combined financial statements should be read in conjunction with the financial statements of MidCap and Discovery included in their annual reports dated October 31, 2008 and September 30, 2008, respectively.

The following is a summary of significant accounting policies consistently followed by the Funds.

SECURITIES VALUATION. The Funds calculate the net asset value of their shares as of the close of the New York Stock Exchange (the “Exchange”), normally 4:00 P.M. Eastern time, on each day the Exchange is open for trading. Securities may be valued primarily using dealer-supplied valuations or a portfolio pricing service authorized by their respective Board of Trustees. Securities traded on a registered U.S. securities exchange are valued based on the last sale price of the security traded on that exchange prior to the time when the Funds’ assets are valued. Securities whose principal exchange is NASDAQ(R) are valued based on the closing price reported by NASDAQ prior to the time when the Funds’ assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the closing “bid” and “asked” prices, and if not, at the closing bid price. Securities traded on foreign exchanges are valued based on the last sale price on the principal exchange on which the security is traded, as identified by the portfolio pricing service, prior to the time when the Funds’ assets are valued.

In the absence of a sale, the security is valued at the official closing price on the principal exchange. Corporate, government and municipal debt instruments having a remaining maturity in excess of sixty days and all mortgage-backed securities, collateralized mortgage obligations and other asset-backed securities will be valued at the mean between the “bid” and “asked” prices. Securities for which market quotations are not readily available are valued at their fair value. Securities whose values have been materially affected by what the Manager identifies as a significant event occurring before the Funds’ assets are valued but after the close of their respective exchanges will be fair valued. Fair value is determined in good faith using consistently applied procedures under the supervision of the Funds’ Board of Trustees. Shares of a registered investment company that are not traded on an exchange are valued at the acquired investment company’s net asset value per share. “Money market-type” debt instruments with remaining maturities of sixty days or less are valued at cost adjusted by the amortization of discount or premium to maturity (amortized cost), which approximates market value.

INVESTMENT IN OPPENHEIMER INSTITUTIONAL MONEY MARKET FUND. The Funds are permitted to invest daily available cash balances in an affiliated money market fund. The Funds may invest the available cash in Class E shares of Oppenheimer Institutional Money Market Fund (“IMMF”) to seek current income while preserving liquidity. IMMF is a registered open-end management investment company, regulated as a money market fund under the Investment Company Act of 1940, as amended. The Manager is also the investment adviser of IMMF. The Funds’ investment in IMMF is included in the Statement of Investments. As a shareholder, the Funds are subject to their proportional share of IMMF’s Class E expenses, including its management fee. The Manager will waive fees and/or reimburse the Funds’ expenses in an amount equal to the indirect management fees incurred through the Funds’ investment in IMMF.

FEDERAL TAXES. The Funds intend to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of their investment company taxable income, including any net realized gain on investments not offset by capital loss carryforwards, if any, to shareholders. Therefore, no federal income or excise tax provision is required. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The statute of limitations on the Funds’ tax return filings generally remain open for the three preceding fiscal reporting period ends.

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Funds.

2.     FEES AND OTHER TRANSACTIONS WITH AFFILIATES

MANAGEMENT FEES. Under the investment advisory agreement, the Funds pay the Manager a management fee based on the daily net assets of the Funds at an annual rate as shown in the following tables:

 MIDCAP FEE SCHEDULE        DISCOVERY FEE SCHEDULE
-------------------------   -------------------------

Up to $200 million   0.75%  Up to $200 million   0.75%
Next $200 million    0.72   Next $200 million    0.72
Next $200 million    0.69   Next $200 million    0.69
Next $200 million    0.66   Next $200 million    0.66
Next $700 million    0.60   Next $700 million    0.60
Next $1.0 billion    0.58   Over $1.5 billion    0.58
Over $2.5 billion    0.56

The Funds and OFI may directly assume certain out-of-pocket expenses associated with the reorganization. OFI has estimated that the total reorganizationrelated costs to be approximately $36,000 for Discovery and approximately $560,000 for MidCap.

3.     CAPITAL SHARES The pro forma net asset value per share in the Statement of Assets and Liabilities assumes the issuance of additional Class A, Class B, Class C, Class N, and Class Y shares of Discovery as if the reorganization were to have taken place on March 31, 2009. The following table reflects the number of Discovery shares assumed to be issued to the shareholders of MidCap.

      DISCOVERY SHARES       SHARES ISSUED TO MIDCAP      TOTAL SHARES OUTSTANDING
CLASS      OUTSTANDING     SHAREHOLDERS IN REORGANIZATION      POST-REORGANIZATION
-----   ----------------   ------------------------------   ------------------------

  A         9,829,076                 7,503,752                    17,332,828
  B           941,333                 1,853,821                     2,795,154
  C           839,535                 1,722,530                     2,562,065
  N           207,607                   446,213                       653,820
  Y           528,913                 1,246,280                     1,775,193

                                   PROXY CARD

OPPENHEIMER MIDCAP FUND
PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 10, 2009

The undersigned, revoking prior proxies, hereby appoints Brian Wixted, Brian Szilagyi, and Kathleen Ives, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to vote shares held in the name of the undersigned on the record date at the Special Meeting of Shareholders of Oppenheimer MidCap Fund (the "Fund") to be held at 6803 South Tucson Way, Centennial, Colorado, 80112, on July 10, 2009, at 1:00 P.M. Mountain Time, or at any adjournment thereof, upon the proposal described in the Notice of Meeting and accompanying Combined Prospectus and Proxy Statement, which have been received by the undersigned.

This proxy is solicited on behalf of the Fund's Board of Trustees, and the proposal (set forth on the reverse side of this proxy card) has been proposed by the Board of Trustees.

When properly executed, this proxy will be voted as indicated on the reverse side or "FOR" the proposal if no choice is indicated. The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Meeting.

Note: Please sign this proxy exactly as your name or names appear hereon. Each joint owner should sign. Trustees and other fiduciaries should indicate the capacity in which they sign. If a corporation, partnership or other entity, this signature should be that of a duly authorized individual who should state his or her title.

______________________________________________

Signature                    Date

__________________________________________________________

Signature (if held jointly)               Date

__________________________________________
Title if a corporation, partnership or other entity

• FOLD HERE •

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE MATTER WE ARE SUBMITTING FOR YOUR CONSIDERATION IS SIGNIFICANT TO THE FUND AND TO YOU AS A FUND SHAREHOLDER. PLEASE TAKE THE TIME TO READ THE PROXY STATEMENT AND CAST YOUR VOTE USING ANY OF THE METHODS DESCRIBED BELOW.

Three simple methods to vote your proxy:

1. Internet:

Log on to www.myproxyonline.com. Make sure to have this proxy card available when you plan to vote your shares. You will need the control number and check digit found in the box at the right at the time you execute your vote.

Control Number:
2. Touchtone Phone:	Simply dial toll-free 1-866-458-9856 and follow the automated instructions. Please have this proxy card available at the time of the call.	Check Digit:
3. Mail:	Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided.

TAGID: "TAG ID"                                                   CUSIP: "CUSIP"PROXY CARD

OPPENHEIMER MIDCAP FUND
PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 10, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE FUND'S BOARD OF TRUSTEES, AND THE PROPOSAL BELOW HAS BEEN PROPOSED BY THE BOARD OF TRUSTEES.

TO VOTE, MARK ONE BOX IN BLUE OR BLACK INK. Example: [ ]

PROPOSAL 1:

      To approve an Agreement and Plan of Reorganization between Oppenheimer MidCap Fund ("MidCap Fund") and Oppenheimer Discovery Fund ("Discovery Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of MidCap Fund to Discovery Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Discovery Fund; (b) the distribution of shares of Discovery Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of MidCap Fund in complete liquidation of MidCap Fund; and (c) the cancellation of the outstanding shares of MidCap Fund.

.	FOR	AGAINST	ABSTAIN
	•	•	•

PROPOSAL 2 (Only if Proposal 1 is Not Approved):

The Board of DIRECTORS unanimously recommends a vote for ALL NOMINEES.
2. Proposal: To elect eleven Trustees for the Fund:
NOMINEES:			FOR ALL (NOMINEES)	WITHHOLD FROM ALL (NOMINEES)
(01) Brian F. Wruble	(05) Mary F. Miller	(09) Joseph M. Wikler
(02) David K. Downes	(06) Joel W. Motley	(10) Peter I. Wold
(03) Matthew P. Fink	(07) Russell S. Reynolds, Jr.	(11) John V. Murphy
(04) Phillip A. Griffiths	(08) Mary Ann Tynan

INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided above.

OPPENHEIMER DISCOVERY FUND

FORM N-14

PART C

OTHER INFORMATION

Item 15. - Indemnification

Reference is made to the provisions of Article Seventh of Registrant's Amended and Restated Declaration of Trust filed as Exhibit 16(1) to this Registration Statement, and incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. - Exhibits

(1)     (i)     Amendment # 1 dated January 12, 2006 to the Amended and Restated Declaration of Trust dated January 12, 2001: Previously filed with Registrant's Post-Effective Amendment No. 33, 1/27/06, and incorporated herein by reference.

     (ii)     Amended and Restated Declaration of Trust dated January 12, 2001: Previously filed with Registrant's Post-Effective Amendment No. 30, 11/20/03, and incorporated herein by reference.

(2)     Amended and Restated By-Laws dated June 16, 2005: Previously filed with Registrant's Post-Effective Amendment No. 33, 1/27/06, and incorporated herein by reference.

(3)     Not Applicable.

(4)     Not Applicable

(5)     (i) Specimen Class A Share Certificate: Previously filed with Registrant's Post-Effective Amendment No. 24, 1/28/00, and incorporated herein by reference.

(ii) Specimen Class B Share Certificate: Previously filed with Registrant's Post-Effective Amendment No. 24, 1/28/00, and incorporated herein by reference.

(iii)	Specimen Class C Share Certificate: Previously filed with Registrant's Post-Effective Amendment No. 24, 1/28/00, and incorporated herein by reference.

     (iv) Specimen Class N Share Certificate: Previously filed with Registrant's Post-Effective Amendment No. 25, 11/14/00, and incorporated herein by reference.

(v) Specimen Class Y Share Certificate: Previously filed with Registrant's Post-Effective Amendment No. 24, 1/28/00, and incorporated herein by reference.

(6)     Amended and Restated Investment Advisory Agreement dated 1/1/05: Previously filed with Registrant's Post-Effective Amendment No. 32, 11/18/05, and incorporated herein by reference.

(7)      (i) General Distributor's Agreement dated December 10, 1992: Previously filed with Registrant's Post-Effective Amendment No. 11, 1/28/93, refiled with Registrant's Post-Effective Amendment No. 16, 1/13/95, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

(ii)     Form of Dealer Agreement of OppenheimerFunds Distributor, Inc.: Previously filed with Post-Effective Amendment No. 34 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No.33-17850), (10/23/06), and incorporated herein by reference.

(iii)     Form of Broker Agreement of OppenheimerFunds Distributor, Inc.: Previously filed with Post-Effective Amendment No. 34 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No.33-17850), (10/23/06), and incorporated herein by reference.

(iv)     Form of Agency Agreement of OppenheimerFunds Distributor, Inc.: Previously filed with Post-Effective Amendment No. 34 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No.33-17850), (10/23/06), and incorporated herein by reference

           (v) Form of Trust Company Fund/SERV Purchase Agreement of OppenheimerFunds Distributor, Inc.: Previously filed with Post-Effective Amendment No. 45 to the Registration Statement of Oppenheimer High Yield Fund (Reg. No. 2-62076), 10/26/01, and incorporated herein by reference.

         (vi) Form of Trust Company Agency Agreement of OppenheimerFunds Distributor, Inc.: Previously filed with Post-Effective Amendment No. 34 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No.33-17850), (10/23/06), and incorporated herein by reference.

(8)     (i) Amended and Restated Retirement Plan for Non-Interested Trustees or Directors dated 8/9/01: Previously filed with Post-Effective Amendment No. 34 to the Registration Statement of Oppenheimer Gold & Special Minerals Fund (Reg. No. 2-82590), (10/25/01), and incorporated herein by reference.

        (ii)  Amended & Restated Compensation Deferral Plan for Eligible Trustees, effective 1/1/08: Previously filed with Post-Effective Amendment No. 15 to the Registration Statement of Oppenheimer MidCap Fund (Reg. No. 333-31533), (2/20/08), and incorporated herein by reference.

(9)     (i) Global Custody Agreement dated February 16, 2007: Previously filed with Post-Effective Amendment No. 57 to the Registration Statement of Oppenheimer Rising Dividends Fund, Inc. (Reg. No. 2-65223), (7/31/07), and incorporated herein by reference.

        (ii) Amendment No. 1 dated 7/20/07 to the Global Custody Agreement: Previously filed with Post-Effective Amendment No. 57 to the Registration Statement of Oppenheimer Rising Dividends Fund, Inc. (Reg. No. 2-65223), (7/31/07), and incorporated herein by reference.

(10)     (i) Amended and Restated Service Plan and Agreement for Class A shares dated 10/26/05 under Rule 12b-1 of the Investment Company Act of 1940: Previously filed with Registrant's Post-Effective Amendment No. 34, 1/26/07, and incorporated herein by reference.

        (ii) Amended and Restated Distribution and Service Plan and Agreement for Class B shares dated 10/26/05 under Rule 12b-1 of the Investment Company Act: Previously filed with Registrant's Post-Effective Amendment No. 34, 1/26/07, and incorporated herein by reference.

       (iii) Amended and Restated Distribution and Service Plan and Agreement for Class C shares dated 10/26/05 under Rule 12b-1 of the Investment Company Act of 1940: Previously filed with Registrant's Post-Effective Amendment No. 34, 1/26/07, and incorporated herein by reference.

     (iv) Amended and Restated Distribution and Service Plan and Agreement for Class N shares dated 10/26/05: Previously filed with Registrant's Post-Effective Amendment No. 34, 1/26/07, and incorporated herein by reference.

     (v) Oppenheimer Funds Multiple Class Plan under Rule 18f-3 updated through 8/20/08: Previously filed with the Post-Effective Amendment No. 23 to the Registration Statement of Oppenheimer Senior Floating Rate Fund (Reg. No. 333-128848), (11/26/08), and incorporated herein by reference.

(11)     Form of Opinion and Consent of Counsel: To be filed by Amendment.

(l2)     Form of Tax Opinion: To be filed by Amendment.

(13)     Not Applicable.

(14)     Independent Registered Public Accounting Firm's Consent: Included Herewith.

(15)     Not Applicable.

(16) (i) Power of Attorney for all Trustees/Directors and Brian Wixted, with the exception of Mary Ann Tynan, dated August 16, 2007: Previously filed with Pre-Effective Amendment No. 1 to the Registration Statement of Oppenheimer Global Value Fund (Reg. No. 333-144517), 9/10/07, and incorporated herein by reference.

(ii) Power of Attorney for Mary Ann Tynan, dated October 1, 2008: Previously filed with Post-Effective Amendment No. 43 to the Registration Statement of Oppenheimer Gold & Special Minerals Fund (Reg. No. 2-82590), 10/28/08, and incorporated herein by reference.

(17) (p) Amended and Restated Code of Ethics of the Oppenheimer Funds dated August 30, 2007 under Rule 17j-1 of the Investment Company Act of 1940: Previously filed with the Initial Registration Statement of Oppenheimer Portfolio Series Fixed Income Investor Fund (Reg. No. 333-146105), (09/14/07), and incorporated herein by reference.

Item 17. – Undertakings

(1)     The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)     The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement or the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

C-1

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the registrant, in the City of New York and State of New York, on the 4th day of May 2009.

Oppenheimer Discovery Fund

          By:     John V. Murphy*

                    John V. Murphy, President,
                    Principal Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                                    Title                                        Date

Brian F. Wruble*          Chairman of the     May 4, 2009
Brian F. Wruble          Board of Trustees

John V. Murphy*          President, Principal     May 4, 2009
John V. Murphy          Executive Officer and Trustee

Brian W. Wixted*          Treasurer, Principal     May 4, 2009
Brian W. Wixted          Financial & Accounting Officer

David K. Downes*          Trustee     May 4, 2009

David K. Downes

Matthew P. Fink*          Trustee     May 4, 2009

Matthew P.Fink

Phillip A. Griffiths*          Trustee     May 4, 2009
Phillip A. Griffiths

Mary F. Miller*          Trustee     May 4, 2009
Mary F. Miller

Joel W. Motley*          Trustee     May 4, 2009
Joel W. Motley

Russell S. Reynolds, Jr.*          Trustee     May 4, 2009

Russell S. Reynolds, Jr.

Mary Ann Tynan, *          Trustee     May 4, 2009

Mary Ann Tynan

Joseph M. Wikler*          Trustee     May 4, 2009

Joseph M. Wikler

Peter I. Wold*          Trustee      May 4, 2009

Peter I. Wold

*By:     /s/ Mitchell J. Lindauer

            Mitchell J. Lindauer, Attorney-in-Fact

OPPENHEIMER DISCOVERY FUND

Registration Statement No. 33-00371

EXHIBIT INDEX

Exhibit No.     Description

(14) Independent Registered Public Accounting Firm's Consent